

22003354

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing

ANNUAL REPORTS
FORM X-17A-5
PART III

FEB 25 2022

Washington, DC

FACING PAGE

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SEC FILE NUMBER
8-38407

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kevin Hart Kornfield and Company, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2137 Embassy Drive, Suite 105
(No. and Street)

Lancaster,	**Pennsylvania**	**17603**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin Hart Kornfield	**(717) 392-0002**	**kevin@kornco.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

J.H. Williams & Co., LLP
(Name – if individual, state last, first, and middle name)

230 Wyoming Ave.	**Kingston,**	**PA**	**18703**
(Address)	(City)	(State)	(Zip Code)

10/14/2003   211

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, <u>Kevin Hart Kornfield</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Kevin Hart Kornfield and Company, Inc.</u>, as of <u>December 31, 2021</u> is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania – Notary Seal
Lidia J. Ortiz, Notary Public
Lancaster County
My commission expires June 22, 2023
Commission number 1198721

Signature:

Title:
President

Notary Public   2/22/22

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
———————— Certified Public Accountants ————————

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder of
Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kevin Hart Kornfield & Company, Inc. as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kevin Hart Kornfield & Company, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kevin Hart Kornfield & Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kevin Hart Kornfield & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented in the Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Kevin Hart Kornfield & Company, Inc.'s financial statements. The supplemental information is the responsibility of Kevin Hart Kornfield & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

J. H. Williams & Co., LLC

We have served as Kevin Hart Kornfield & Company, Inc.'s auditors since 2009.
February 21, 2022

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

Kevin Hart Kornfield & Company, Inc.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash - operating accounts	$ 30,645
Deposit held by clearing broker	75,000
Accounts receivable	4,029
Prepaid expenses	200
Office equipment and leasehold improvements at cost, less accumulated depreciation and amortization of $71,200.	-
	$ 109,874

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued income tax		499
Accrued and withheld payroll taxes		242
	TOTAL LIABILITIES	$ 741

STOCKHOLDER'S EQUITY

Common stock, $10 par value; authorized 5,000 shares;		
issued and outstanding 3,703 shares		37,030
Retained earnings		68,114
Current year net income		3,988
	TOTAL STOCKHOLDER'S EQUITY	$ 109,132
		$ 109,874

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Income
For the year ended December 31, 2021

REVENUES		
Advisory fees	$	384,614
Brokerage revenue		47,829
Non-Operating Income		1,161
Interest and dividends		83
TOTAL REVENUES	$	433,687
OPERATING EXPENSES		
Personnel Costs	$	299,326
Regulatory fees and expenses		7,580
Other expenses		121,908
TOTAL OPERATING EXPENSES	$	428,813
INCOME (LOSS) FROM OPERATIONS	$	4,873
PROVISION FOR INCOME TAXES		
Federal income tax		382
State income tax		503
TOTAL PROVISION FOR INCOME TAXES	$	885
NET INCOME (LOSS)	$	3,988

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Cash Flows
For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	3,988
Adjustments to reconcile net income to net cash provided by operating activities:		
Accrued income taxes (benefit)		499
(Increase) decrease in:		
Accounts receivable		(2,312)
Increase (decrease) in:		
Prepaid taxes		(200)
Accounts payable - trade		(5,390)
NET CASH USED BY OPERATING ACTIVITIES	$	(3,415)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH	$	(3,415)
CASH - BEGINNING	$	34,060
CASH - ENDING	$	30,645

The accompanying notes are an integral part of these financial statements.

Kevin Hart Kornfield & Company, Inc.
Statement of Changes in Stockholder's Equity
For the year ended December 31, 2021

	Common Stock	Retained Earnings	Total
BALANCES - BEGINNING	$ 37,030	$ 68,114	$ 105,144
Net Income (loss)	-	3,988	3,988
BALANCES - ENDING	$ 37,030	$ 72,102	$ 109,132

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Kevin Hart Kornfield & Company, Inc. (the "Firm") conducts business as a securities and investment brokerage dealer located in Lancaster County, Pennsylvania. The Company is also a registered investment advisor doing business as Kornfield Investment Management.

The Firm was incorporated on August 21, 1986, and was capitalized by the issuance of 2,517 shares of its $10 par value common stock. Subsequent to incorporation, additional $10 par value common stock was issued as follows:

Date of issue	Common shares issued	Contributed Capital
12/01/1998	136	$ 1,360
01/31/1999	1,050	$ 10,500

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Firm considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2021.

Allowance for Bad Debts

The Firm does not extend credit to its customers. Amounts shown as accounts receivable arise only as a result of trades which are in process and uncompleted as of the financial statement date. Such trades are normally completed during the next business day. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for bad debts is required.

Recognition of Revenue

Investment Advisory Fees:

The company provides investment advisory services on a daily basis. Advisory fees are assessed based on a percentage of client assets under management. Fees are earned and billed monthly and are recognized as revenue at that time because they relate directly to the advisory services

provided during each month. The company believes the performance obligation is satisfied on an ongoing basis, concurrent with the advisory services provided to clients.

Brokerage Commissions or Transaction Charges:

The company buys and sells securities on behalf of its customers. Each time a transaction takes place, the company charges a commission or transaction charge to offset costs. Commissions, transaction charges and related clearing expenses are recorded on the trade date. The company believes the performance obligation is satisfied on the trade date.

Depreciation and Amortization

Office equipment and leasehold improvements are recorded at cost and depreciated using the straight-line method over five to seven years.

Maintenance and repairs are charged to operations as incurred, and expenditures for significant betterments and renewals are capitalized.

Gains or losses on sales or retirement of such fixed assets are reflected in income.

Depreciation expense for the year was $0.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense during the year in which the advertising first takes place. Advertising costs for the year ended December 31, 2021 were $0.

Income Taxes

As of December 31, 2021, the Firm had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. Additionally, the Firm had no interest and penalties related to income taxes.

The Firm is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2017.

NOTE 3 – Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital. A computation of net capital under Rule 15c3-1 is included as Schedule I of this report.

NOTE 4 – Customer Accounts Fully Disclosed

The Firm does not hold any customer securities. All such accounts are carried at National Financial Services, LLC. Therefore, the Firm claims exemption from the reporting requirements of Rule 15c3-3.

NOTE 5 – Liabilities Subordinated to Claims of General Creditors

There are no liabilities subordinated to claims of general creditors.

NOTE 6 – Pension Plan

Effective January 1, 1997, the Firm established a SIMPLE pension plan under section 408(p) of the Internal Revenue Code for the benefit of eligible employees. Eligibility is limited to employees who are reasonably expected to receive $5,000 in compensation for the calendar year. The Firm may contribute amounts as determined by the Board of Directors, which is currently a matching contribution up to a limit of 3% of the employee's compensation. The Firm made a contribution of $5,757 to the Plan for the year ended December 31, 2021.

NOTE 7 – Lease Agreements

The Firm leases office space from its sole stockholder – see Note 8.

NOTE 8 – Related Party Transactions

The Firm leases office space under an informal lease agreement from its sole stockholder. Total rent paid during the year 2021 under this agreement was $26,497.

Kevin Hart Kornfield & Company, Inc.
Schedule I - Computation of Net Capital Under Rule 15c-3-1 of the Securities and Exchange Commission
December 31, 2021

NET CAPITAL

Total stockholder's equity	$	109,132
Deduct stockholder's equity not allowable for net capital computation		-
TOTAL STOCKHOLDER'S EQUITY ALLOWABLE FOR NET CAPITAL COMPUTATION		109,132
Deductions		
Interest accumulated on deposit with clearing broker		-
Non-security related debit balances due 12b-1 fees (net of related accounts payable)		301
Prepaid federal taxes		200
NFS misc. clearing accounts		-
TOTAL DEDUCTIONS		501
ADJUSTED NET CAPITAL	$	108,631

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	499
Accrued and withheld payroll taxes		242
TOTAL AGGREGATE INDEBTEDNESS	$	741

Computation of Basic Net Capital		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	49
Minimum dollar net capital required	$	5,000
Adjusted Net Capital	$	108,631
Minimum Net Capital Required (Greater of Above)		5,000
EXCESS NET CAPITAL	$	103,631
Ratio: Aggregate Indebtedness to Net Capital		0.01

RECONCILIATION WITH FIRM'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2020)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Kevin Hart Kornfield & Company, Inc. for the year ended December 31, 2021.

The accompanying notes are an integral part of these financial statements.



J.H. Williams & Co., LLC
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive
Lancaster, Pennsylvania

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which 1) Kevin Hart Kornfield & Company, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Kevin Hart Kornfield & Company, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and 2) Kevin Hart Kornfield & Company, Inc. stated that Kevin Hart Kornfield & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kevin Hart Kornfield & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kevin Hart Kornfield & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams, & Co., LLC

February 21, 2022



Kevin Hart
KORNFIELD
&Co.Inc.

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Kevin Hart Kornfield, President of Kevin Hart Kornfield and Company, Inc. (the Company) to the best of my knowledge and belief hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. All customer transactions are cleared through another broker dealer on a fully disclosed basis or via application way directly with the mutual fund.

3. As a consequence the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3 (k)(2)(ii) for its fully disclosed business and pursuant to 15c3-3(k)(2)(i) for its application way business.

4. The Company met this exemption during the entire fiscal year ending December 31, 2020 without exception.

Dated: 02/18/2022

Kevin Hart Kornfield and Company, Inc.

By: Kevin Hart Kornfield, President

2137 Embassy Drive. Suite 105. P.O. Box 6423. Lancaster. PA 17607-6423   717-392-0002   Fax 717-392-0186

Member: FINRA ◆ Securities Investor Protection Corp. ◆ Municipal Securities Rulemaking Board ◆ SIFMA